UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THE CONTENTS OF THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K OF VIRYANET LTD. (THE “REGISTRANT”), INCLUDING EXHIBIT 99.1 HERETO (BUT EXCLUDING ANY QUOTES OF MEMBERS OF THE REGISTRANT’S MANAGEMENT APPEARING THEREIN), ARE HEREBY INCORPORATED BY REFERENCE IN THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (SEC FILE NO. 333-146265) AND FORMS F-3 (SEC FILE NOS. 333-114504 AND 333-130632).

CONTENTS

Attached as Exhibit 99.1 hereto is a copy of the registrant’s press release, dated May 19, 2014, entitled “VIRYANET REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Name: Title:	Memy Ish-Shalom President and Chief Executive Officer

Date: May 19, 2014

Exhibit Index

Exhibit No.	Description
99.1	Press release issued by the registrant on May 19, 2014, entitled “VIRYANET REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS”.

Exhibit 99.1

ViryaNet Reports First Quarter 2014 Financial Results

Substantial Growth in New Deal Pipeline Expected to Drive Future Growth

WESTBOROUGH, MA May 19, 2014—ViryaNet Limited (OTC QB:VRYAF), a leading provider of software solutions that optimize and allow for the continuous improvement of service processes for mobile workforces, today announced its financial results for the quarter ended March 31, 2014.

First Quarter 2014 Highlights

•	Quarterly revenues of approximately $2.4 million represented a year-over-year decrease of 18.8% compared to approximately $2.9 million and a sequential decrease of 29.6% compared to approximately $3.4 million in the fourth quarter of 2013.

•	First quarter 2014 net loss of $379,000, or $0.09, in basic and diluted loss per share compared to net income of $243,000, or $0.06, in basic and diluted income per share in the same period of last year and to net income of $832,000, or $0.20 in basic and $0.19 in diluted income per share in the fourth quarter of 2013.

•	A significant increase in total pipeline value year over year (estimated to represent 50% pipeline growth).

•	Technology Evaluation Centers, a leading advocate for the enterprise software purchaser, spotlighted ViryaNet as a strong contender in the field service management market and how service organizations can take advantage of ViryaNet’s solution.

“Our business remains in good shape despite the lack of new licensing revenues in the first quarter,” stated Memy Ish-Shalom, President and Chief Executive Officer of ViryaNet. “Long and unpredictable sales cycles are typical in our business, and while we are not satisfied with our performance in the first quarter, we are increasingly confident in our long-term business model. We have seen significant growth in our deal pipeline, both in terms of the number of deals, as well as their aggregate value. The investments we have made into our business and the unique products and services that ViryaNet now offers should continue to drive our performance and enable us to reach our growth objectives this year and beyond.”

Mr. Ish-Shalom continued, “Industry demand remains robust and the level of interest in our cloud offerings from both new and existing customers continues to increase, affirming our confidence in ViryaNet’s competitive positioning and industry-leading solution. We are excited about the growth prospects we see on the horizon in the global workforce management space as well as the strong demand for the cloud-based offerings we launched at the end of 2013. Our investment in new products designed for smart devices, integrating a business value focus performance management practice into our offering and a cloud-based delivery option, in particular, is opening up access to new vertical markets for mobile workforce solutions, and creating opportunities for us to increase our recurring revenues, with customers of varying sizes. We expect to announce a cloud-based deployment for a large new customer managing hundreds of facilities in the very near term.”

First Quarter 2013 Financial Results

For the quarter ended March 31, 2014, ViryaNet reported total revenues of approximately $2.4 million, an 18.8% decrease from approximately $2.9 million for the same period in 2013 and a 29.6% sequential decrease from approximately $3.4 million in the fourth quarter of 2013. License revenues for the three months ended March 31, 2014 decreased to $24,000, compared to $392,000 in the same period of 2013, a 93.9% decrease, and compared to $928,000 in the fourth quarter of 2013, a 97.4% sequential decrease. Maintenance and services revenues decreased to approximately $2.4 million in the first quarter of 2014, compared to approximately $2.5 million in both the same period of 2013 and in Q4 of 2013.

Gross profit was $1.3 million in the first quarter of 2014, reflecting gross margin of 54.7% for that period, compared to gross profit of $1.8 million, reflecting gross margin of 61.3%, in the first quarter of 2013, and compared sequentially to gross profit of approximately $2.4 million, reflecting gross margin of 72.4%, in the fourth quarter of 2013. Total operating expenses in the first quarter of 2014 were approximately $1.7 million, compared to $1.5 million in the corresponding period of 2013 and compared sequentially to $1.5 million in the fourth quarter of 2013. Research and development expenses increased by 31.3% in the first quarter of 2014, to $461,000, from $351,000 in the corresponding quarter of 2013, which increased expenses, were targeted at accelerating the development of new offerings requested by current and prospective customers. This level of research and development expenses also reflected a sequential increase of 18.2% compared to $390,000 in the fourth quarter of 2013. Selling and marketing expenses increased by 12.2% in the first quarter of 2014, to $706,000, compared to $629,000 in the same period of 2013, and decreased by 4.8% compared sequentially to $745,000 in the fourth quarter of 2013. General and administrative expenses increased by approximately 3.1% in the first quarter of 2014, to $491,000, from $476,000 in the corresponding period of 2013 and compared sequentially to $404,000 in the fourth quarter of 2013, reflecting an increase of 21.5% relative to that quarter. Operating loss for the first quarter of 2014 was $356,000, compared to operating income of $340,000 in the corresponding quarter of 2013 and compared sequentially to operating income of $908,000 in the fourth quarter of 2013.

Net loss for the first quarter of 2014 was $379,000, or $0.09 of basic and diluted loss per share, as compared to net income of $243,000, or $0.06 of basic and diluted income per share, for the same period in 2013 and compared sequentially to net income of $832,000, or $0.20 of basic and $0.19 of diluted income per share in the fourth quarter of 2013.

Balance Sheet Summary

Cash and cash equivalents were approximately $778,000 as of March 31, 2014 compared to $921,000 as of December 31, 2013. ViryaNet’s short and long-term bank debt balance on March 31, 2014 was reduced by $158,000 to $665,000 as compared to $823,000 as of December 31, 2013. Total shareholders’ equity was $2.6 million as of March 31, 2014, an 11.8% decrease compared to $2.9 million as of December 31, 2013.

About ViryaNet

ViryaNet delivers mobile workforce management solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in measurable business benefits. ViryaNet’s products, pre-packaged solutions and people are recognized within the industry as innovative which in turn enables its’ customers to be viewed as leaders within their respective industries. ViryaNet’s G4 products specialize in the functions of scheduling and dispatching resources and enabling mobile field communication and are delivered in industry specific configurations. Embedding industry best practices and utilizing innovative technologies like ViryaNet’s BPM Blueprint for Mobile Workforce Management™, Microsoft InfoPath® and

device agnostic mobile solutions enable ViryaNet’s products to be rapidly deployed and extended to support virtually any business process across a wide range of industries. ViryaNet is proud to call many of the world’s leading utilities, the United States’ largest pure rural telecommunications firm, the supermarkets’ most respected retailer, and North America’s largest auto insurer as customers. ViryaNet has strong partnerships with leading platform and system integration companies that enable it to have a global presence. Headquartered in Westborough, MA, ViryaNet has additional offices in the United States and Israel. For more information visit our website or follow us on twitter.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet as of the date hereof, and ViryaNet assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for ViryaNet’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of ViryaNet’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s annual report on Form 20-F, filed on April 29, 2013, and the other reports filed by ViryaNet from time to time, with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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Press Contact:	Investor Contact:
Dolores Fallon	Peter Seltzberg
ViryaNet, Ltd	Hayden IR
508-490-8600, ext 5917	646-415-8972
Dolores.Fallon@viryanet.com	peter@haydenir.com

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2014	December 31, 2013
	Unaudited	Audited
Assets
CURRENT ASSETS:
Cash and cash equivalents	$778	$921
Restricted cash	186	183
Trade receivables	1,045	1,445
Other accounts receivable and prepaid expenses	277	304

Total current assets	2,286	2,853

NON-CURRENT ASSETS:
Severance pay fund	1,256	1,232
Long-term receivable	63	63
Other	72	23

Total non-current assets	1,391	1,318

PROPERTY AND EQUIPMENT, net	53	48

GOODWILL	6,516	6,516

Total assets	$10,246	$10,735

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short-term bank credit	$65	$171
Current maturities of long-term bank loans	202	199
Trade payables	364	525
Deferred revenues	3,490	3,310
Other accounts payable and accrued expenses	1,346	1,384

Total current liabilities	5,467	5,589

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	398	453
Long-term deferred revenues	89	131
Long-term deferred rent payable	48	54
Accrued severance pay	1,651	1,567

Total long-term liabilities	2,186	2,205

SHAREHOLDERS’ EQUITY:
Share capital	5,674	5,098
Additional paid-in capital	115,627	116,172
Accumulated deficit	(118,708)	(118,329)

Total shareholders’ equity	2,593	2,941

Total liabilities and shareholders’ equity	$10,246	$10,735

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited, U.S. dollars in thousands, except share and per share data)

	Three months ended March 31
	2014	2013
Revenues:
Software licenses	$24	$392
Maintenance and services	2,356	2,538

Total revenues	2,380	2,930

Cost of revenues:
Software licenses	—	62
Maintenance and services	1,078	1,072

Total cost of revenues	1,078	1,134

Gross profit	1,302	1,796

Operating expenses:
Research and development	461	351
Selling and marketing	706	629
General and administrative	491	476

Total operating expenses	1,658	1,456

Income (loss) from operations	(356)	340
Financial expenses, net	23	97

Net income (loss)	$(379)	$243

Basic income (loss) per share	$(0.09)	$0.06

Diluted income (loss) per share	$(0.09)	$0.06

Weighted average number of shares used in computation of basic income (loss) per share	4,191,184	4,002,759
Weighted average number of shares used in computation of diluted income (loss) per share	4,191,184	4,368,011

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